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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
          Under (Rule 13d-101) of the Securities Exchange Act of 1934
                               (Amendment No. 7)

              BULL & BEAR U. S. GOVERNMENT SECURITIES FUND, INC.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                   12017N105
                                (CUSIP Number)

                          George W. Karpus, President
                         Karpus Management, Inc. d/b/a
                         Karpus Investment Management
                         14 Tobey Village Office Park
                           Pittsford, New York 14534
                                (716) 586-4680
          (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                                 June 3, 1998
            (Date of Event Which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                              (page 1 of 7 Pages)
                        (continued on following pages)
                             (1 Exhibit Attached)

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                                 SCHEDULE 13D

CUSIP No. 12017N105                                           Page 2 of 7 pages


1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Karpus Management, Inc. d/b/a Karpus Investment Management I.D. # 16-1290558

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a) |_|
         (b) |x|

3        SEC USE ONLY



4        SOURCE OF FUNDS*

         AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

         |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

                       7       SOLE VOTING POWER
                               119,250 shares
      NUMBER OF
       SHARES          8       SHARED VOTING POWER
    BENEFICIALLY               0
      OWNED BY
        EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                119,250 shares
       PERSON
         WITH
                      10       SHARED DISPOSITIVE POWER
                               0


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         119,250 shares


12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*

         |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.28%

14       TYPE OF REPORTING PERSON*

         IA


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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ITEM 1            Security and Issuer
                           Common Stock
                           Bull & Bear U.S. Government Securities Fund, Inc. ("BBG")
                           11 Hanover Square
                           New York, New York   10005

ITEM 2            Identity and Background

                           a) Karpus Management, Inc. d/b/a Karpus Investment
                              Management ("KIM")
                              George W. Karpus, President, Director, &
                              controlling stockholder
                              JoAnn VanDegriff, Vice President and Director
                              Sophie Karpus, Director
                           b) 14 Tobey Village Office Park
                              Pittsford, New York  14534
                           c) Principal business and occupation - Investment
                              Management for individuals, pension and profit sharing plans, corporations, endowments, trusts and others, specializing in conservative asset management (i.e., fixed income investments).
                           d) None of George W. Karpus, JoAnn VanDegriff or
                              Sophie Karpus ( the "Principals") or KIM has
                              been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).
                           e) During the last five years none of the principals
                              or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
                           f) Each of the Principals is a United States
                              citizen. KIM is a New York State corporation.

ITEM 3            Source and Amount of Funds or Other Considerations.

                           KIM, an independent investment advisor, has accumulated shares of BBG on behalf of accounts that are managed by KIM (the "Accounts") under limited powers of attorney. All funds that have been utilized in making such purchases are from such Accounts.

ITEM 4            Purpose of Transaction

                           The management of BBG has continuously stalled and evaded attempts by KIM to obtain a current list of shareholders. As a shareholder of over 5% of the outstanding shares and having held theses shares in excess of a six month period, KIM is entitled to inspect and copy BBG's stock ledger under Maryland General Corporation Law Section 2-1513 (a) (1). On February 19, 1998 KIM filed an action in the Circuit Court of Baltimore City to compel production of such list.
                           Also on February 19, 1998, BBG filed an action against KIM in the United States District Court, Southern District, alleging certain violations of the Securities Exchange Act of 1934, as amended,

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                           and requesting a declaratory judgment that KIM is
                           not entitled to the shareholder list. KIM has made a motion to dismiss this action and continues to assert its rights under Maryland law. KIM intends to explore all available alternatives to assert its rights as a shareholder of BBG and to cause management of BBG to act in the interests of BBG's shareholders.

                           KIM has also requested an accounting of the costs of mailing of proxy materials from BBG in anticipation that BBG had overcharged KIM in this process. Once again, despite repeated attempts , BBG has not furnished or allowed access to records to which KIM is legally entitled.

                           On April 2, 1998 KIM issued a formal proposal to be included in any and all proxy materials that will be distributed by the Fund. This proposal nominates Donald R. Chambers Ph.D. as the KIM candidate for the Board of Directors to be elected at the annual meeting.

                           On May 27, 1998, KIM sent a letter to each member of the Board of Directors of the Fund voicing several concerns regarding the poor performance of the Fund, the constant discount to NAV at which the Fund trades, along with the increased expenses the Fund has experienced. (Refer to exhibit #1)

                           KIM reserves the right to further acquire or dispose of Shares for its Accounts. KIM will from time to time purchase or sell shares depending on the needs of the Accounts. Liquidity needs, additions to Accounts, or realignment of risk level are all factors to be considered in transactions of Shares.

                           None of the Principals presently intends to acquire Shares directly.

ITEM 5                     Interest in Securities of the Issuer

                           a) As of the date of this Report, KIM owns 119,250 Shares which represents 16.28% of the outstanding Shares. None of the Principals owns any other Shares.
                           b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.
                           c) Open market purchases and sales in the last 60 days for the Accounts

                           Price Per
       Date      Shares      Share
      4/1/98      1,300     13.3125
     5/13/98        700       12.75
     5/14/98      1,100       12.75
     5/14/98      1,000     12.6875
     5/18/98        400     12.6875
     5/26/98        200     12.6875

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                           The open market purchase of 4/1/98 was entered on
                           December 16, 1 1997 and executed at a price of $13.3125.

                           1.)There have been no dispositions and no acquisitions, other than by such open market purchases, during such period.
                           2.)The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

ITEM 6 Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

                           Except as described above, there are no contracts, arrangements understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of BBG securities.

ITEM 7                     Materials to be Filed as Exhibits

                           Yes, 1 exhibit attached

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      Karpus Management, Inc.


June 3, 1998                          By:  /s/ GEORGE W. KARPUS
------------                              -------------------------
    Date                                       Signature

                                          George W. Karpus, President
                                          -------------------------
                                           Name / Title